December 13, 2018

Donald T. Robinson
Executive Vice President and Chief Financial Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, WV 26554-2777

       Re: MVB Financial Corp.
           Registration Statement on Form S-3
           Filed December 6, 2018
           File No. 333-228688

Dear Mr. Robinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services
cc:    Evan A. Toebbe, Esq.